Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                               December 11, 2018


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1842
                    Kensho New Horizons Portfolio, Series 1
                       File Nos. 333-228266 and 811-03763
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Dear Mr. Bartz:

     This letter responds to your comment letter dated December 6, 2018 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1842, filed on November 8, 2018 with the Securities and Exchange Commission (the "Commission") and the pre-effective amendment no. 1 to the registration statement filed on November 9, 2018 with the Commission. The registration statement proposes to offer the Kensho New Horizons Portfolio, Series 1 (the "trust"). Please note that the trust has changed its name from "Kensho Space Portfolio, Series 1" to "Kensho New Horizons Portfolio, Series 1."

PROSPECTUS

 Investment Summary -- Principal Investment Strategy

     1. This section states that the trust invests at least 80% of the value of its assets in equity securities of companies focused on space-related activities. Please revise this section to state how the trust will determine whether a company is "focused on space-related activities," e.g., the company will derive at least 50% of its revenue or profits from, or devote at least 50% of its assets to, the space sector. Disclosure later in the Investment Summary states that the Index selects "companies focused on space-related activities" based on the prominence of space-related disclosure. Please explain to us how the location, frequency, and context of space-related disclosures are weighted in the Index's security selection process. Additionally, please explain to us how the selection methodology cannot result in the Index including companies that have little revenue or asset exposure to space-related activities, but more space-related disclosure than other companies that also have little revenue or asset exposure to space-related activities.

     Response: The trust has changed its name to Kensho New Horizons Portfolio, Series 1. As a result, the trust has removed its 80% policy. Additionally, the trust has revised its principal investment strategies to state that it invests in equity securities of companies with products or services associated with specific areas of innovation related to space. With regard to the Index methodology language, the prospectus disclosure has been revised to clarify the selection process, including the fact that the Index selects securities based upon a forward-looking analysis instead of a backward-looking analysis of past revenues generated from space-related activities.

     2. This section also states that the trust may invest in U.S.-listed foreign securities and ADRs. If the trust's foreign securities and ADRs will include emerging market issues, please add disclosure to that effect in this section, and provide corresponding risks.

     Response: The trust's foreign securities and ADRs will not include emerging market issues. Consequently, the prospectus disclosure has not been revised in response to this comment.

Investment Summary -- Security Selection

     3. Please disclose how the Index eliminates any outliers that may be chosen by the Index methodology, i.e., companies selected by the Index methodology where space-related activities are not a principal component of their business strategy.

     Response: The Index methodology has been revised to state that companies are selected for the Index if they state they produce a product or service related to the specified space-related areas of innovation. As stated in the response to comment 1, the companies are not selected based upon revenue generated from space-related activities so these activities may not be principal activities of the business.

     4. This section also states that "core" companies are those for which "products and services related to space-related activities are a principal component of their business strategy." Since "non-core" companies are, therefore, those for which products and services related to space-related activities are not a principal component of their business strategy, please explain to us if non-core companies will be included in the trust's policy to invest "at least 80% of the value of its assets in equity securities of companies focused on space-related activities." (Emphasis added.) Also, disclose how many of the companies in the Index will be held by the trust and how they will be weighted. We may have additional comments based on your response.

     Response: As stated in the response to comment 1, the trust's investment strategy and prospectus disclosures have been revised to clarify that the companies selected for the trust are associated with space-related activities. Additionally, the prospectus disclosure has been revised to clarify that the designation of "Core" or "Non-Core" reflects the degree of emphasis that is placed upon the space-related activity in the context of a company's overall business.

     With regard to the securities in the Index compared to the securities in the trust, the prospectus disclosure has been revised to state that the trust may exclude securities that are in the Index if a security has a pending merger or acquisition that will lead to delisting of the security or if a security is subject to possible future delisting due to announced pending corporate actions. Additionally, the prospectus disclosure also states that if any security in the Index is removed, the trust will redistribute the weight of the removed securities across the remaining securities in a pro-rata manner. As of the intended date of deposit, the trust will include 26 of the 28 securities in the Index and will not include securities outside of the Index. The two securities have been excluded from the trust's portfolio due to one of the permissible reasons for exclusion and their weights have been redistributed in a pro-rata manner.

     5. As currently stated, part 6 of this section will likely be confusing to investors. Please revise this disclosure in plain English. See Rule 421(d) under the Securities Act of 1933 (the "Securities Act").

     Response: The prospectus disclosure has been revised as requested by this comment.

Investment Summary -- Fees and Expenses

     6. Footnote (3) to the fee table states that the creation and development fee "is $0.050 per unit and is paid to the sponsor at the close of the initial offering period." Please also disclose in this footnote whether shareholders who invest after the close of the initial offering period will be required to pay the creation and development fee.

     Response: The following sentence will be added as the third sentence in the referenced footnote (3): "Units purchased after the close of the initial offering period do not pay the C&D Fee."

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren